FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 21, 2010


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

                                                                  April 21, 2010

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO
                                             Contact:        Minoru Saitoh
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

          NOTICE CONCERNING REVISION OF CONSOLIDATED FINANCIAL FORECAST

     Ricoh Company, Ltd. ("Ricoh") revised its consolidated financial forecast for the year ending March 31, 2010 based on its recent business performance.

1. Revision of the consolidated financial forecast for the year ending March 31, 2010

                                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                                                      Net income
                                                                                   attributable to
                                                       Operating   Income before    Ricoh Company,
                                           Net sales     income     income taxes          Ltd.
--------------------------------------------------------------------------------------------------
Previous forecast (A)                      2,000,000     45,000        35,000            15,000
(Announced on January 29, 2010)
--------------------------------------------------------------------------------------------------
New forecast (B)                           2,010,000     65,000        55,000            25,000
--------------------------------------------------------------------------------------------------
Change (B - A)                                10,000     20,000        20,000            10,000
--------------------------------------------------------------------------------------------------
Percentage change                                0.5%      44.4%         57.1%             66.7%
--------------------------------------------------------------------------------------------------
(Reference)
Actual for the year ended March 31, 2009   2,091,696     74,536        30,939             6,530
--------------------------------------------------------------------------------------------------

2. Basis for the revision

     Ricoh expects higher net sales than our previous forecast as we see a positive trend for our business and we start to reap the benefits from our growth strategies. In addition, Ricoh's group-wide structural reforms bore fruit, with operating income, income before income tax and net income attributable to Ricoh Company, Ltd., expected to significantly surpass our previous forecast.

* Ricoh bases the forecast estimates above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.